SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Beazer Homes USA, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% MANDATORY CONVERTIBLE SUBORDINATED NOTES DUE 2013

(Title of Class of Securities)

07556Q402

(CUSIP Number of Class of Securities)

and

7.25% TANGIBLE EQUITY UNITS

(Title of Class of Securities)

07556Q501

(CUSIP Number of Class of Securities)

Kenneth F. Khoury Executive Vice President, General Counsel and Secretary Beazer Homes USA, Inc. 1000 Abernathy Road, Suite 260 Atlanta, Georgia 30328 (770) 829-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEES

Transaction Valuation (1)	Amount of Filing Fee (3)
$101,272,462.20 (2)	$11,605.82

(1)	Estimated solely for the purpose of calculating the Filing Fees pursuant to Rule 0-11 under the Securities Exchange Act of 1934.
(2)	Calculated by assuming the maximum number of shares of the issuer’s common stock, $0.001 par value, that may be issued in connection with the exchange offers by the issuer for any and all of the issuer’s outstanding 7.50% Mandatory Convertible Notes due 2013 and 7.25% Tangible Equity Units.
(3)	The amounts of the Filing Fees are calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by .0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $11,605.82	Filing Party: Beazer Homes USA, Inc.
Form or Registration No.: Form S-4	Date Filed: February 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Beazer Homes USA, Inc., a Delaware corporation (“Beazer” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (i) 5.7348 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) for each $25 principal amount of the Company’s 7.50% Mandatory Convertible Subordinated Notes due 2013 (the “Notes”) (the “Notes Exchange Offer”) and (ii) 4.9029 shares of the Company’s Common Stock for each of the Company’s 7.25% Tangible Equity Units, each unit being comprised of a prepaid stock purchase contract (the “Units”) and a senior amortizing note due August 15, 2013 (the “Units Exchange Offer” and together with the Notes Exchange Offer, the “Exchange Offers”). Participants who tender their Notes or Units in the Exchange Offers will receive cash in lieu of fractional shares of Common Stock. Beazer is seeking to exchange any and all outstanding Notes and Units in the Exchange Offers.

The Exchange Offers shall commence on February 13, 2012 and shall expire at 12:00 a.m., New York City time, on March 12, 2012 (the “Exchange Date”), unless either offer is extended or earlier terminated by the Company.

The Exchange Offers are made upon the terms and subject to the conditions described in the Prospectus (the “Prospectus”), which forms a part of the registration statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission (the “Registration Statement”), and in the related Letters of Transmittal. The Prospectus and the related Letters of Transmittal are incorporated by reference as exhibits (a)(1)(i) and (a)(1)(ii) and (a)(1)(iii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Summary” and “Questions and Answers about the Exchange Offers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Beazer Homes USA, Inc. The address of the Company’s principal executive officers is 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328. The Company’s telephone number is (770) 829-3700.

(b) Securities. The subject classes of securities are (i) the Company’s 7.50% Mandatory Convertible Subordinated Notes due 2013 and (ii) the Company’s 7.25% Tangible Equity Units. As of February 13, 2012, $57.5 million aggregate principal amount of the Notes was outstanding and 3,000,000 Units were outstanding.

(c) Trading Market and Price. The Notes are listed for trading on The New York Stock Exchange, or the NYSE, under the symbol “BZMD.” The Units are listed for trading on the NYSE under the symbol “BZU.” The information set forth in the Prospectus in the sections entitled “Summary - Market Price and Trading” and “Market Prices of Common Stock, Notes and Units and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Beazer Homes USA, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Beazer. No single person or group of persons controls Beazer.

Name	Position
Brian C. Beazer	Non-Executive Independent Chairman of Board
Allan P. Merrill	President, Chief Executive Officer, Director
Robert L. Salomon	Executive Vice President, Chief Financial Officer, Chief Accounting Officer
Kenneth F. Khoury	Executive Vice President, Chief Administrative Officer, General Counsel
Laurent Alpert	Independent Director
Peter G. Leemputte	Independent Director
Norma A. Provencio	Independent Director
Larry T. Solari	Independent Director
Stephen P. Zelnak, Jr.	Independent Director

The address and telephone number of each director and executive officer is: c/o Beazer Homes USA, Inc., 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, and each such person’s telephone number is (770) 829-3700.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Prospectus in the sections entitled “Summary,” “Questions and Answers About the Exchange Offers,” “The Exchange Offers,” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. The information set forth in the Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes were issued pursuant to an Indenture, dated as of January 12, 2010, as supplemented by the First Supplemental Indenture, dated as of January 12, 2010, between the Company and U.S. Bank National Association, which are Exhibits (d)(ii)-(iii) hereto.

The Units were issued pursuant to (i) a Purchase Contract Agreement, dated May 10, 2010, between the Company and U.S. Bank National Association and (ii) an Indenture, dated as of April 17, 2002, as supplemented, between the Company and U.S. Bank National Association, which are Exhibits (d)(iv)-(v) hereto.

The information set forth in the Prospectus in the sections entitled “The Exchange Offers,” “The Exchange Offers - Dealer Managers,” “The Exchange Offers - Information Agent,” “The Exchange Offers - Exchange Agent,” “Interests of Directors and Officers” and in the related Letters of Transmittal is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus in the sections entitled “Summary - Purpose of the Exchange Offers,” “Questions and Answers About the Exchange Offers - Why are we making the exchange offers?” and “The Exchange Offers - Purpose of the Exchange Offers” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes and Units acquired pursuant to the Exchange Offers will be cancelled by the Company.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus in the sections entitled “Capitalization” and “Summary” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The only funds required to consummate the Exchange Offers are the funds required to pay the fees and expenses relating to the Exchange Offers, including the fees of the dealer managers, the exchange agent, the information agent, the financial printer, counsel, accountants and other professionals, which amount is expected to be approximately $1.3 million assuming all of the Company’s outstanding Notes and Units are validly tendered. The Company will pay this amount with cash on hand.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Prospectus in the section entitled “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus in the sections entitled “The Exchange Offers - Dealer Managers,” “The Exchange Offers - Information Agent” and “The Exchange Offers - Exchange Agent” is incorporated herein by reference. None of the Company, the dealer managers, the information agent or the exchange agent is making any recommendation as to whether holders of Notes or Units should tender such Notes or Units for exchange in the Exchange Offers.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Prospectus in the sections entitled “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Selected Financial Data” is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8, Financial Statements and Supplementary Data and Item 15, Exhibits and Financial Statement Schedules in Beazer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, and (ii) Part I, Item 1, Financial Statements in Beazer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011, are, in each case, incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. The information set forth in the Prospectus in the sections entitled “Capitalization” and “Certain Unaudited Pro Forma Selected Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus in the sections entitled “Summary - Conditions of the Exchange Offers” and “The Exchange Offers - Conditions of the Exchange Offers” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated February 13, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(ii)	Form of Letter of Transmittal for Notes Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(iii)	Form of Letter of Transmittal for Units Exchange Offer (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated February 13, 2012 (filed on Form 8-K on February 13, 2012 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(d)(ii)	Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iii)	First Supplemental Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iv)	Purchase Contract Agreement, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on May 10, 2010.

(d)(v)	Twelfth Supplemental Indenture, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.4 of the Company’s Form 8-K filed on May 10, 2010.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Name: Kenneth F. Khoury
Title: Executive Vice President, Chief Administrative Officer and General Counsel

Date: February 13, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated February 13, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(ii)	Form of Letter of Transmittal for Notes Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(1)(iii)	Form of Letter of Transmittal for Units Exchange Offer (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on February 13, 2012).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated February 13, 2012 (filed on Form 8-K on February 13, 2012 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on February 13, 2012).

(d)(ii)	Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iii)	First Supplemental Indenture dated January 12, 2010 between the Company and the U.S. Bank National Association — incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K filed on January 12, 2010.

(d)(iv)	Purchase Contract Agreement, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on May 10, 2010.

(d)(v)	Twelfth Supplemental Indenture, dated May 10, 2010, between Beazer Homes USA, Inc. and U.S. Bank National Association — incorporated herein by reference to Exhibit 4.4 of the Company’s Form 8-K filed on May 10, 2010.

(g)	None.

(h)	None.